SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 17, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CLIFFORD CHANCE US LLP

31 West 52nd Street
New York NY 10019

TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

DIRECT TEL +1 212 878 8014
DIRECT FAX + 212 878 8375

November 17, 2005

VIA EDGAR

Mr. Michael Moran
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

     Re: Companhia de Saneamento Basico do Estado de São Paulo—SABESP Form 20-F for the Fiscal Year Ended December 31, 2004, Forms 6-K for the Fiscal Quarters Ended June 30, 2005 and March 31, 2005, File No. 1-3131

Dear Mr. Moran:

     Reference is made to your letter, dated September 30, 2005 (the “Comment Letter”), setting forth the Staff’s comments on the above-referenced Form 20-F and Forms 6-K. On behalf of our client, Companhia de Saneamento Basico do Estado de São Paulo—SABESP (the “Company”), we hereby submit the Company’s responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) on the Company’s annual report on Form 20-F (the “Form 20-F”), filed with the United States Securities and Exchange Commission (the “Commission”) on June 30, 2005.

     The headings and numbered paragraphs in this response letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.

Form 20-F for the Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospect,

1.
In future filings, please include a table of contractual obligations as required by Item 5.F of Form 20-F. In addition to debt-service obligations, make sure your disclosure includes other contractual obligations such as lease commitments, purchase obligations, and other long-term liabilities reflected on your balance sheet as of the latest fiscal year end.

CLIFFORD CHANCE US LLP

November 17, 2005

     The Company’s only “contractual obligations” as specified in Item 5.F are its long-term debt obligations. The Company had no capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities specified in Item 5.F. reflected on its balance sheet. In future filings, the Company will clarify its disclosure by renaming the table that appears on page 70 “Contractual Obligations.”

2.	Tell us, and disclose in future filings in a separately captioned section, your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition that are material to potential investors. If you do not have any off-balance sheet arrangements, disclose that fact as well. See Item 5.E of Form 20- F.

     The Company had no off-balance sheet arrangements. As requested, the Company will clarify its disclosure in future filings, by disclosing the absence of any such off-balance sheet arrangements.

Item 18. Financial Statements

Note 3 – Significant Accounting Principles, F-11

(h) Property, plant and equipment, F-13

3.
We note that you received contributions of property, plant, and equipment from third parties and from government entities. Tell us how you determine and record the basis of the equipment contributed from the third parties and government entities as well as the difference, if any, from US GAAP.

     We supplementally advise the Staff that contributions of property, plant and equipment that we receive from third parties and from government entities are recorded under Brazilian corporate law at fair value, generally determined based on estimates of the current replacement cost of the assets contributed. Contributions of assets that we receive from governmental entities that are controlled by the State of São Paulo (our controlling shareholder) are recorded at historical cost. As discussed in Note 3 – Significant Accounting Principles, (h) Property, plant and equipment, (page F-13) and in Note 15 – Shareholders’ Equity, (d) Capital reserve (page F-51), such contributions are recorded as assets in our balance sheet with a corresponding credit to shareholders’ equity as part of the capital reserve. The assets are subsequently depreciated over their estimated useful lives, generally 50 years.

     We do not account for differences, if any, from US GAAP, as the amounts of such contributions have not historically been, and are not expected to be, material. At December 31, 2004, assets donated from third-parties other than governmental entities controlled by the State of São Paulo, net of related accumulated depreciation, represented less than 1% of our total US GAAP shareholders’ equity, and less than 0.4% of our US GAAP property, plant and equipment, net and total assets.

CLIFFORD CHANCE US LLP

November 17, 2005

Note 8. Property, plant and equipment, F-25

4.
We note that you include concession assets in property, plant and equipment on the balance sheet for BR CL and US GAAP. It appears these assets meet the definition of intangible assets in FAS 142 under US GAAP and should be presented separately on the balance sheet. In future filings, please reflect this presentation on the US GAAP balance sheet and make sure your disclosure includes all of the requirements of paragraphs 42- 45 of FAS 142, or advise us otherwise.

     We acknowledge the Staff’s comment and undertake to present our concession assets separately on the US GAAP balance sheet and include the additional disclosures required by paragraphs 42-45 of FAS 142 in future filings.

Note 14. Provisions for Contingencies, F-46

5.
We note that you have several lawsuits against the Company that you assessed the likelihood as possible and therefore, accrued no provision. For each material lawsuit in which one or both of the conditions in paragraph 8 of FAS 5 are not met, please tell us and disclose in future filings the nature of the individual contingency, and estimate of the possible loss or range of loss or state that such an estimate cannot be made. See paragraph 10 of FAS 5.

     We supplementally advise the Staff that the lawsuits for which we have assessed the likelihood of loss as possible and, therefore, accrued no provision, are composed of several hundred individual lawsuits, which we have aggregated and summarized our estimate of potential losses by the nature of the lawsuit in the tabular presentation in Note 14. Among those material lawsuits already disclosed in Note 14, for which we have already disclosed the nature of the individual contingencies and our estimate of potential losses, we supplementally advise the Staff regarding the following:

(a) Customer claims (item (ii) of Note 14): Out of the total amount of R$594.2 million for which we have assessed the likelihood of loss as possible, R$92.5 million refers to seven lawsuits. At December 31, 2004, the lower court’s decisions on four of these lawsuits were still pending. While the lower court has ruled in favor of the Company in connection with the other three lawsuits, a final decision is still pending in all three cases; and

(b) Contractors claims (item (iii) of Note 14): Out of the total amount of R$178.3 million for which we have assessed the likelihood of loss as possible, R$132.0 million refers to four lawsuits. At December 31, 2004, three of these lawsuits were in their respective initial stages and one had been ruled in favor of the Company, but was still pending judgment by the appellate court.

CLIFFORD CHANCE US LLP

November 17, 2005

     Further, we confirm to the Staff that there were no other individual, material lawsuits for which we assessed the likelihood of loss as possible at December 31, 2004.

     Finally, we undertake to clarify our disclosure in future filings to include these additional facts.

Note 23. Summary of Differences Between BR CL and US GAAP, F-60

General

6.
In future filings, please include a discussion regarding the impact of recently issued accounting standards on your financial statements. See SAB Topic 11:M. If, by the nature of the pronouncement, it is clear that it will have no impact on you, no further discussion is needed. However, unless it is clear from your financial statements that a standard will not apply to you, then you should affirmatively indicate the anticipated effect of adoption. To the extent the pronouncement will have a material effect on your financial statements, such disclosure should be considered in the financial statements as set forth in the SAB.

     We respectfully advise the Staff that our discussion regarding the impact of recently issued accounting standards on our financial statements is included in Note 24 (c), Additional Disclosures Required Under US GAAP - New and recently issued US GAAP accounting pronouncements (page F-84).

(l) Provision for dividends and interest on shareholders’ equity, F-70

7.
We note that you accrue dividends for BR CL and US GAAP purposes that have not been ratified by the shareholders. Please tell how this is appropriate under US GAAP and the GAAP pronouncements you relied upon to form your conclusion.

     We supplementally advise the Staff that for the years ended December 31, 2004, 2003 and 2002, only dividends in the form of interest on shareholders’ equity, as discussed in Note 15 – Shareholders’ equity (c) Distribution of earnings (page F-50) were declared and accrued. As disclosed in Note 23 - Summary of Differences Between BR CL and US GAAP, (l) Provision for dividends and interest on shareholders’ equity, for purposes of US GAAP we record interest on shareholders’ equity as declared, as we believe this represents obligations that have the characteristics of liabilities at December 31 as described in paragraph 36 of CON No. 6 as follows:

     A liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it

CLIFFORD CHANCE US LLP

November 17, 2005

little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened. Liabilities commonly have other features that help identify them – for example, most liabilities require the obligated entity to pay cash to one or more identified other entities and are legally enforceable. However, those features are not essential characteristics of liabilities. Their absence, by itself, is not sufficient to preclude an item qualifying as a liability. That is, liabilities may not require an entity to pay cash but to convey other assets, to provide or stand ready to provide services, or to use assets. And the identity of the recipient need not be known to be obligated entity before the time of settlement. Similarly, although most liabilities rest generally on a foundation of legal rights and duties, existence of a legally enforceable claim is not a prerequisite for an obligation to qualify as a liability if for other reasons the entity has the duty or responsibility to pay cash, to transfer other assets, or to provide services to another entity.

     Our belief that interest on shareholders’ equity should be recorded as a liability is supported by the following facts and considerations:

  Our by-laws provide that our Executive Committee, with approval by our Board of Directors and Board of Auditors, may authorize the distribution to shareholders of interest on shareholders’ equity, which may be paid prior to ratification by our shareholders;

  When approved by our Board of Directors, shareholders are credited with their respective share of the distribution and we are required to remit applicable withholding taxes, generally prior to ratification by the shareholders;

  In accordance with Brazilian corporate law, for the years ended December 31, 2004, 2003 and 2002, we deducted interest on shareholders’ equity to compute our taxable income and the related current provision for income taxes and social contribution taxes recorded in our financial statements, as this interest on shareholders’ equity was authorized by our board of directors and all applicable withholding taxes had been remitted; and

  The declaration of interest on shareholders’ equity in the years ended December 31, 2004, 2003 and 2002 was sufficient for settlement of our obligation for annual mandatory minimum dividends, as required by, and determined in accordance with, Brazilian corporate law.

     We believe that once (1) authorized by our Executive Committee, Board of Directors and Board of Auditors, (2) applicable withholding taxes have been remitted and (3) applicable tax deductions have been taken, ratification by our shareholders of declared interest on shareholders equity becomes, in effect, a perfunctory exercise. A decision by our shareholders to not ratify would result in the re-filing of our tax declarations and a complicated and lengthy process to recover withholding taxes previously remitted. We further believe that the recognition of the liability to pay

CLIFFORD CHANCE US LLP

November 17, 2005

interest on shareholders’ equity is consistent with the recognition of the related tax benefits in the same accounting period.

(o) Discounting, F-71

8.
We note that there are differences between BR CL and US GAAP concerning discounting of trade receivables and payables and you state you did not include a reconciling item from BR CL to US GAAP. Please tell us why you did not include a reconciling item, and the US GAAP pronouncements you relied upon to form your conclusion. Please clarify your disclosure in future filings.

     We supplementally advise the Staff that we did not include a reconciling item related to differences between Brazilian corporate law and US GAAP concerning discounting of our trade accounts receivable and payables as no resulting differences were identified. None of our trade accounts receivable or payable at December 31, 2004 and 2003, were subject to discounting under US GAAP, as contemplated in APB No. 21 “Interest on Receivables and Payables”, as their original commercial terms were less than one year. We undertake to clarify our disclosure in future filings.

Note 26. Segment Information. F-87

9.	In future filings, please disclose for the periods presented total assets, interest revenue and interest expense for each reportable segment as required by paragraph 27 of FAS 131.

     We supplementally advise the Staff that the measure of segment profit or loss reviewed by our chief operating decision maker is income from operations before financial expenses, as presented in Note 26 - Segment Information. This measure of segment profit or loss does not include interest revenue and interest expense, nor is interest revenue and interest expense by segment otherwise regularly provided to our chief operating decision maker. As such, as contemplated in paragraph 27 of FAS 131, we do not disclose interest revenue and interest expense for purposes of our segment information disclosures.

     Furthermore, we also supplementally advise the Staff that total assets by segment is not readily available and, therefore, not regularly provided to, nor reviewed by, our chief operating decision maker. For these reasons, we do not disclose total assets by segment as part of our segment information disclosures. However, property, plant and equipment by segment is readily available and regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated and to assess performance. For this reason, we believe that property, plant and equipment is a relevant measure of assets for our operating segments and is disclosed by segment in Note 8 – Property, Plant and Equipment (page F-25).

We undertake to clarify our disclosure in future filings related to these facts.

CLIFFORD CHANCE US LLP

November 17, 2005

*   *   *

     We note your statements regarding responsibility for the accuracy and adequacy of filings. The Company further acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

     Please address all notices and orders regarding this letter to me, as counsel for the Company. My contact information is provided above.

Sara Hanks

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 17, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.